August 14, 2024

Dongjian Xie
Chief Executive Officer
Delixy Holdings Ltd
883 North Bridge Road
#04-01 Southbank
Singapore 198785

       Re: Delixy Holdings Ltd
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted July 25, 2024
           CIK No. 0002025218
Dear Dongjian Xie:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
July 2, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted July 25, 2024
Risk Factors
Risks Related to Our Business and Industry, page 9

1. Please add a risk factor to discuss the geographical concentration of customers and suppliers upon which you depend, namely within the PRC, and identify related material risks. In this regard, we note from your response to prior comment 18 that in 2023, 87.2%
       of revenues were derived from customers in the PRC, and at page 10 you state that if any of the "top three customers" who accounted for this 87.2% of your 2023 revenues were to cease business with you, it could have a "material adverse effect on the Company's financial condition and results of operations." We further note that 57.5% of products
 August 14, 2024
Page 2

       were sourced from suppliers in the PRC in 2023 and that you "generally procure [oil-
       based products] from suppliers in the [PRC]." Address risks specific to working with a majority of customers and suppliers based in the PRC, including any direct or indirect impacts of the regulatory environment in China and the legal and operational risks and uncertainties that China-based entities face. For example, acknowledge that the Chinese government has significant oversight and discretion over the conduct of businesses of entities based in China and could intervene or influence their operations at any time, and explain whether this could in turn limit these customers' and suppliers' ability to continue conducting business with you.
We are dependent on our transport providers for the transport of our products, page 11

2. We note your explanation regarding regulations applicable to the transport and storage of crude oil provided in response to prior comment 9. Please include comparable disclosure in the prospectus in order to contextualize your statement that you are "not liable for the satisfaction of such regulations...by such third-party transport providers."
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
36

3. We note your response to prior comment 3 and disclosure in your risk factors regarding the impacts of Russia's invasion of Ukraine. Please further elaborate on whether there are any known remaining anticipated impacts to your business. In this regard, we note that your disclosure primarily discusses historical impacts in fiscal 2022 and fiscal 2023.
Business
Our Competitive Strengths
We have the financial capability to provide our customers with financing..., page 63

4. We note your response to prior comment 2, particularly that short term credit facilities have been available to you "from time to time." Because you refer to "short term loan facilities available to the Group," we reissue the request for clarification as to whether you have contractual arrangements with respect to loan facilities at this present time. If not, please clearly state as much, and if so, please provide additional information about the material terms of such facilities, or tell us why such disclosure is not required. Make conforming revisions where you discuss using short term loan facilities to extend credit terms to customers in the prospectus summary.
Regulatory Environment, page 71

5. We note your response to prior comment 10 and reissue. For each regulation discussed, please also disclose the material effects of the regulation upon your business as required by Item 4.B.8 of Form 20-F. In this regard, your added statement that these regulations have "no material effects" is inconsistent with their affirmative identification in this section as "the main laws and regulations...that we anticipate may materially affect our operations..." Explain, for example, what you must do to remain in compliance with each regulation or why you fall into an exemption from the regulation, as you have done for certain of the regulations in your response letter.
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Page 3
Principal and Selling Shareholders, page 87

6. Please explain why you characterize Tran Tieu Cam as an "Independent Third Party," or
       revise the disclosure in this section accordingly. In this regard, we note that Novel
       Majestic is identified as a greater than 5% shareholder prior to the initial public offering, and the definition of "Independent Third Party" at page vii includes any person who "is not a 5% owner of, does not control and is not controlled by or under common control with any 5% owner."
7. We note from your response to prior comment 19 that the controlling owners of the
       Resale Shareholders and Novel Majestic have served in various consulting and advisory roles with the company. Please explain your consideration of disclosing such relationships as "position[s], office[s] or other material relationship[s]...within the past three years with the company..." here or at page Alt-2, as appropriate, pursuant to Item 9.D of Form 20-F.
       In this regard, it appears that certain of Selling/Resale Shareholders are receiving their shares to be included in the primary and resale offerings as consideration for services they have provided to the company.
Related Party Transactions, page 89

8. We note your response to prior comment 13 and reissue in part. Please file any related party agreements required pursuant to Item 601(b)(10) of Regulation S-K as exhibits to the registration statement, or tell us why it is not required. For example, it appears that the loan agreement with Mega Origin entered into January 1, 2024 should be filed pursuant to
       Item 601(b)(10)(ii)(A).
Consolidated Statements of Cash Flow, page F-6

9. We note your response to prior comment 16 in which you assert the interest income presented under investing activities pertains to interest received from bank fixed deposits, which are not related to your operations, and are therefore interest income under investing activities in accordance with ASC 230-10-45-16. We do not agree with your conclusion.
       Income from bank deposits, fixed or otherwise, are not investing activities either as enumerated in ASC 230-10-45-12 or as Investing Activities defined in the FASB
       Codification Master Glossary. Please modify your presentation or tell us why you believe your current presentation is appropriate.
General

10. Please provide us with additional explanation as to why you are registering the resale offering at this time, particularly in light of the fact that the Resale Shares will be issued as part of the Group restructuring, which will be completed in connection with the primary offering. Your response to prior comment 19 states that the number of resale shares was determined "by reference to services provided and/or to be provided...and the number of shares held by the Resale Shareholders," but it remains unclear as a threshold matter why the resale offering is being registered concurrently with but separate from the primary offering. Additionally, please provide more detail regarding the number of shares or percentage ownership of the holding company to be issued to each of the Resale
       Shareholders and Novel Majestic. In this regard, we note that the pre-IPO ownership of
       Cosmic Magnet and Rosywood Holdings (i.e., 4.90% each) will align with their early
 August 14, 2024
Page 4

       2023 investment in Delixy, but it is unclear how the anticipated ownership percentages of
       Golden Legend and Novel Majestic were determined.
       Please contact James Giugliano at 202-551-3319 or Suying Li at 202-551-3335 if you
have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Taylor Beech at 202-551-4515 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Jason Ye